Orbis Investment Management Limited

Clayton Homes

Opinion on Valuation & Governance Considerations

July 7, 2003

Summary

- We are near the bottom of the manufactured housing cycle
- Clayton has remained profitable and grown market share
- Clayton has financial strength
- Management is in conflict with independent shareholders
- Fairness opinion lacks credibility and relevance in current markets
- Evidence that the cycle is turning
- Now is not the time to sell
- There has been a failure of corporate governance

We are near the bottom of the Manufactured Housing Cycle

- New Industry shipments are at a 30-year low[1].
- A classic cyclical recovery began in 2001 but was reversed as lenders exited the market and a flood of repossessions cannibalized new sales. Both of these factors now clearly signal improving industry conditions in the future.



Manufactured Housing Industry - Seasonally Adjusted Annualized Monthly Shipments
MH Industry Monthly Shipments (SAAR)
Average 1975 onwards (258,100)
Units (000s)
700
600
500
400
300
200
100
1970
1971
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

[1] *Source: Monthly data from Manufactured Housing Industry. Seasonal adjustment calculations by Orbis.*

Clayton has remained profitable and grown market share

- Since mid-1999 the industry has closed 43% of retail locations and 28% of manufacturing facilities[2].
- Meanwhile, Clayton has remained profitable across all its business divisions. It has closed only 7% of its company-owned stores and none of its manufacturing facilities[3].
- As a result, Clayton has grown market share considerably[4]:


Manufactured Housing Shipments - Industry total v. 10x CMH output
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
CMH Market Share

[2] *Source: Cavco Industries Inc, Form 10, filed with the SEC on June 20, 2003*
[3] *Source: BB&T comments on Clayton Management presentation of October 17, 2002.*
[4] *Source: Orbis calculations, based on Clayton's fiscal years ended June 30.*
2003 estimates are based on management's estimated national market share at the Clayton Management presentation of October 17, 2002, as reported by BB&T Capital Markets.

Clayton's Strong Financial Results

- Clayton's earnings per share of 81-83¢ for the year ended June 30, 2003 represent a 6.6% earnings yield and a 8.6% ROAE despite the industry slump[5].

- The balance sheet is essentially debt-free. Net debt at March 31, 2003 was $87m, 6.6% of tangible shareholders' equity.

- Tangible shareholders' equity per share was $9.67 at March 31, 2003. Growth in shareholders' equity has averaged 19.5% since the year ended June 30, 1982.

[5] *EPS range for fiscal year ended June 30, 2003 is based on reported numbers for 1Q-3Q 2003 and management's guidance of 18-20¢ for 4Q issued on June 27, 2003.*

Clayton's Financial Strength

- Management claims they need to sell the company to finance its ongoing operations

- Despite management's argument that a sale of the company is necessary to guarantee access to finance, during the quarter ended March 31, 2003, $227m was spent acquiring receivables originated by other institutions[6].

- Clayton has been able to access the securitization market through the current down cycle while everyone else in the industry has effectively been denied access to funding

  - Clayton securitized a $392m loan pool through its Vanderbilt finance subsidiary in November 2002 at the same time as Oakwood, a major competitor, was in bankruptcy and Conseco was experiencing extreme financial difficulties that eventually led to it filing for Chapter 11 bankruptcy protection; and

  - Vanderbilt securitized a further $290m pool in February 2003.

[6] *Source: CMH 10-Q for the quarter ended March 31, 2003*

Clayton's Financial Strength

- This continued access to capital has been due to genuine demand for Vanderbilt paper as a result of its superior historic performance, a product of market-leading lending practices sustained throughout the cycle.

  - Vanderbilt operates a unique business model that makes its retail store managers liable for about 50% of losses on the loans originated to finance their store's sales to customers. This has led to industry-leading default, recovery and therefore loss rates that have been sustained through the down-cycle.

  - Vanderbilt's loan terms are seven years less than the industry norms[7] and have above average payment frequencies, both leading to more rapid equity accumulation by customers.

- Clayton's vertical integration allows Vanderbilt to experience much lower loss rates than its competitors meaning it is competitive even if it experiences a higher cost of capital.

[7] *Source: Clayton Homes 2001 Annual Report.*

Clayton's Financial Strength

- Management have stated that the above securitizations in February and November *"resulted in the retention of over $60 million in bonds that could not be sold at acceptable prices"* and that *"continuing to securitize would not only make us less competitive, but would require the company to take on risky levels of debt"*[8]

  - Clayton has regularly retained segments of its securitized portfolios in the past.

  - 91% of the combined $742m securitized pool was sold at prices considered acceptable by management; and

  - The company's strong balance sheet easily allows it to absorb $60m every 2 quarters. A further $60m "retention" would increase net debt of $87m at March 31, 2003 to $147m, just 11.1% of tangible shareholders' equity.

[8] *Source: Letter to Shareholders from Kevin Clayton, July 2, 2003.*

- In the unlikely event that Clayton could not access the lending market, its Communities division is a marketable asset for the company worth $540-$680m by some estimates[9].

- To quote Warren Buffett "Clayton Homes is the lone tower of strength in an industry battered in recent years by the consequences of lax financing practices."[10]

[9] *Source: BB&T Capital Markets report June 20, 2003.*
[10] *Source: Press release "Clayton Homes, Inc. To Be Acquired by Berkshire Hathaway, Inc." April 1, 2003.*

Conflict between Management and Independent Shareholders

- Clayton management are clearly in conflict with independent shareholders due to:

  - Their retention as employees under Berkshire Hathaway; and

  - The stated preference of Warren Buffett for managers of businesses he acquires to retain a significant interest in the business post acquisition:

    "[Berkshire] need[s] 80% [ownership] to consolidate earnings for tax purposes, which is a step important to us. It is equally, important to us that the family members who run the business remain as owners [of the remaining 20%]. Very simply, we would not want to buy unless we felt key members of present management would stay on as our partners. Contracts cannot guarantee your continued interest; we would simply rely on your word".[11]

[11] *Source: Form of letter sent by Warren Buffett to potential sellers of businesses: The Essays of Warren Buffett; Lessons for Corporate America" selected and arranged by Lawrence Cunningham at p156*

Conflict Between Management and Independent Shareholders

- While conflicts can occur in takeover situations, shareholders are often protected by:
  - The potential for competing bids by strategic and/or financial buyers; and/or
  - The Board "shopping" the company to obtain best price
- Neither of these methods has been allowed to operate in this case.
  - Financial / private equity bidders have been effectively shut out of the process by the restrictive conditions included in the Berkshire Hathaway bid and accepted by the Board.

Fairness Opinion Lacks Credibility & Relevance in Current Markets

- We believe the fairness opinion lacks credibility and relevance in current markets.
- The fairness opinion valuation range for Clayton of $11.95-$14.04 per share was based on selected precedent transactions composite analysis. The $12.50 price is at the low end of this range.
- The acquisition of CPJ, announced within 10 weeks of the fairness opinion, implies a value for Clayton's Communities division of between $4.00 and $5.00 per share. The fairness opinion valued the division between $1.91 and $2.54 per share.
- Peer group companies for Clayton's other divisions have risen sharply since the fairness opinion was issued. When combined with the comparable transaction for the Communities division, the movement would have translated into a 53% rise for Clayton Homes on a weighted average basis (see calculations on the next page).
- Orbis believes that existing shareholders have not benefited from these improvements in the market and industry conditions because the $12.50 merger price has capped the Clayton share price since April 1, 2003.

Rise in Peer Group Companies

Weighted average price rise

	Weight	Rise
Manufacturing & Retail	22%	95%
Communities	17%	102%
Vanderbilt	32%	41%
Insurance	12%	10%
Acquired Securities	17%	0%
Total/Weighted Average	**100%**	**53%**

By business division, from March 25, 2003 to July 3, 2003

Manufacturing & Retail		Vanderbilt		Insurance	
Champion	235%	American Business Financial	-44%	Alfa Corporation	7%
Fleetwood	229%	American Home Mortgage	91%	Donegal Group Inc	24%
Palm Harbor	15%	Countrywide	24%	Harleysville Group Inc	-10%
Skyline	12%	Greenpoint	20%	The Midland Company	26%
Cavalier	104%	IndeMac	38%	Ohio Casualty Corp	2%
Nobility	13%	New Century	38%	Safeco Corp	2%
Southern Energy Homes	56%	NovaStar	93%	State Auto Financial Corp	35%
		Ocwen	41%	Travelers Prop Casualty Corp	10%
		Saxon	42%	Vesta Insurance	-8%
		Cresent	63%		
Average	**95%**	**Average**	**41%**	**Average**	**10%**

Weights calculated based on the mid-point of respective valuation ranges as a % of the mid-point of the total.
Peer group companies per Morgan Keegan's Divisional Peer Groups
Price data taken from Bloomberg

Evidence that the cycle is turning

- Current shipments are depressed and down significantly from last year.
- Shipments have been depressed largely by (a) the withdrawal of lending capacity and (b) a flood of repossessed inventory crowding out new shipments.
- Conditions have improved markedly in the three months since the Berkshire Hathaway bid was announced:
  - Entrance of USBancorp as a new chattel lender in the industry;
  - Persistent rumours of GMAC's entrance as a chattel lender[12];
  - Restoration of chattel lending in Texas, effective June 18, 2003, through a reversal of previous legislation;
  - Continued evidence of a reduction in repo inventory levels[12];
  - Fannie Mae has tightened lending standards on land/home loans but is said to have accelerated plans to offer a chattel lending product[12].
  - "Traffic has actually picked up in the manufactured housing business. We monitor it through 139 retail centers that we have… across the country... And we've seen traffic … strengthen each week." [13]

[12] Source: BB&T Capital Markets report June 30, 2003.
[13] Ed Caudill, CEO of Fleetwood Enterprises Inc, interview with Bloomberg on July 3, 2003

Now is not the time to sell

- "We don't care about the bumps; what matters are the overall results. But the decisions of other people are sometimes affected by the near-term outlook, which can both spur sellers and temper the enthusiasm of purchasers who might otherwise compete with us."[14]
- **A sale near the bottom of the cycle is not likely to realize the best value for shareholders.**

Clayton Homes – Long-Term Fundamentals


Price (R.H. scale)
Earnings per Share (L.H. scale)
Dividends per Share (L.H. scale)
Revenue per Share (R.H. scale)
Total Net Asset Value per Share (R.H. scale)
Total Net Asset Value per Share growth = 18% pa
Revenue per Share growth = 10% pa
72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

[14] Source: *Letter dated February 28, 2001 of Warren Buffett to shareholders of Berkshire Hathaway Inc*

Corporate Governance Failures

- The Board and Morgan Keegan made no effort to identify and pursue alternate bidders or partners.
- The Berkshire offer stipulated that if the board looked for alternatives, the offer would be withdrawn.
- The Board made one verbal request that a higher price be considered – and simply accepted "no" as an answer.
- The 8 member Clayton board has at most 4 independent directors – one of whom had sat on the board for less than 4 weeks when Berkshire approached Clayton.
- Management's interests are in conflict with independent shareholders yet no committee of independent directors was formed, independent directors met only twice, had no authority to negotiate and made no formal recommendations.
- The lockup of Jim Clayton's shares and the "no shop" clause in the merger agreement effectively precluded any bidder who was seeking to work with management.

Legal Disclaimer

This report contains statements with respect to Orbis' beliefs about the financial condition, results of operations and business of Clayton Homes. The information and statistics in this report have been obtained from sources Orbis believes to be reliable but Orbis does not warrant their accuracy or completeness. Forward looking statements contained herein involve risk and uncertainties. The actual outcome could differ materially from that contemplated by such statements.

To discuss the material contained herein, please contact
Mr. William Gray at:

Orbis Investment Management Limited

Telephone:	+1 (441) 296 3000
Facsimile:	+1 (441) 296 3001
E-mail:	w.gray@orbisfunds.com
Web site:	www.orbisfunds.com